UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K

[ X ]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

[    ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to ___________

Commission File Number 001-09057

A.   Full title of the plan and the address of the plan, if different from that of the issuer named below:

WEC Energy Group Retirement Savings Plan

B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WEC Energy Group, Inc.
231 West Michigan Street
P.O. Box 1331
Milwaukee, WI 53201

Financial Statements and Exhibits:

(a)    Financial Statements:

WEC Energy Group Retirement Savings Plan
Report of Independent Registered Public Accounting Firm.
Statements of Net Assets Available for Benefits as of December 31, 2019 and 2018
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2019.
Notes to Financial Statements.
Form 5500, Schedule H, Part IV, Line 4i -- Schedule of Assets (Held at End of Year) as of December 31, 2019.

(b)    Exhibits:

23.1 Consent of Independent Registered Public Accounting Firm -- CliftonLarsonAllen LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee which administers the plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WEC Energy Group Retirement Savings Plan
Name of Plan

Date:	June 12, 2020	By:	/s/Lisa R. George
Lisa R. George, Vice President Total Rewards for WEC Energy Group, Inc. and Chair of the Employee Benefits Committee

WEC ENERGY GROUP
RETIREMENT SAVINGS PLAN
Milwaukee, Wisconsin

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE
December 31, 2019 and 2018

WEC ENERGY GROUP RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS
Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2019 and 2018	5

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2019	6

Notes to Financial Statements	7-15

SUPPLEMENTAL SCHEDULE:

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2019	17

All other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

Employee Benefits Committee
WEC Energy Group Retirement Savings Plan
Milwaukee, Wisconsin

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of WEC Energy Group Retirement Savings Plan (the Plan) as of December 31, 2019 and 2018, the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of WEC Energy Group Retirement Savings Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information
The supplemental schedule of assets (held at end of year) (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and

Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2017.

/s/CliftonLarsonAllen LLP

Minneapolis, Minnesota
June 12, 2020

WEC ENERGY GROUP RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2019 AND 2018

(in thousands)	2019	2018
Investments:
Plan interest in Master Trust, at fair value	$1,389,223	$1,128,256
Plan interest in Master Trust, at contract value	60,586	55,996
Total investments	1,449,809	1,184,252

Receivables:
Employer contributions receivable	13,911	13,572
Notes receivable from participants	16,032	15,410
Total receivables	29,943	28,982

Net assets available for benefits	$1,479,752	$1,213,234

The accompanying notes are an integral part of the financial statements.

WEC ENERGY GROUP RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2019

(in thousands)	2019
Additions to net assets attributed to:
Contributions:
Participants	$36,262
Employer	31,898
Rollover	3,368
Total contributions	71,528
Investment income:
Plan interest in Master Trust investment income	312,284
Interest income from notes receivable from participants	907
Other income	317
Total investment income	313,508
Total additions	385,036

Deductions from net assets attributed to:
Benefits paid to participants	118,638
Administrative expenses	627
Total deductions	119,265

Net increase in net assets available for benefits before net transfers	265,771

Transfers as a result of transferred employees	747

Net assets available for benefits: Beginning of year	1,213,234
End of year	$1,479,752

The accompanying notes are an integral part of the financial statements.

WEC ENERGY GROUP RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1.    DESCRIPTION OF PLAN

The following description of the WEC Energy Group Retirement Savings Plan (the "Plan") is provided for general information purposes only. More complete information regarding the Plan's provisions may be found in the Plan document.

General–WEC Energy Group, Inc. (the "Company") established the Plan effective September 14, 2016. The Plan is a defined contribution plan covering certain non-represented employees who are employed by a participating company and represented employees who are represented by a union which elected to participate in the Plan. Seasonal, limited term or temporary employees, project workers, students and interns, and leased employees are not eligible to participate in this Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

The Plan assets are held in the WEC Energy Group Defined Contribution Master Trust ("Master Trust"). Assets of two other savings plans sponsored by the Company are commingled with the Plan in the Master Trust. Each participating plan has a divided interest in specific assets of the Master Trust based on participant account balances.

The Company is the sponsor of the Plan. Fidelity Management Trust Company (the "Trustee") serves as the Trustee for the Master Trust. Fidelity Workplace Services LLC serves as the Plan recordkeeper.

The Plan has an automatic enrollment feature for all newly hired and rehired employees. These employees are enrolled automatically in the Plan at a pre-tax rate of 5% of their 401(k) eligible wages unless they make an alternate election. In addition, these 401(k) account contributions increase automatically by 1% in each subsequent year up to 10% of eligible wages. If employees enroll, or are automatically enrolled, in the Plan, but do not designate a desired investment strategy, the Trustee will direct the employee's contributions into a target retirement date-based Fidelity Freedom Fund.

Participant Contributions–Participants are allowed to make pre-tax, after-tax, and Roth contributions of up to 75% of their base wages, as defined, subject to certain limitations of the Internal Revenue Code ("IRC"). Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans ("rollovers"). Additionally, each participant over age 50 may elect to make catch up contributions subject to certain limitations of the IRC.

Employer Contributions–The following table shows the Company match provided under the Plan.

Employee group	Matching Contribution (% of eligible compensation)
Non-represented management employees	100% of first 5%
PGL Local 18007:
Hired prior to May 1, 2008	60% of first 6%
Hired on or after May 1, 2008 *	100% of first 5%
NSG Local 2285:
Hired prior to July 1, 2008	60% of first 6%
Hired on or after July 1, 2008 *	100% of first 5%
WPSC Local 420:
Hired prior to December 19, 2009	None
Hired on or after December 19, 2009 *	100% of first 5%
MGU Local 12295:
Hired prior to January 16, 2010	100% of first 6%
Hired on or after January 16, 2010 *	100% of first 5%
WRPCO Local 1147:
Hired prior to April 18, 2010	2% if employee contributes at least 3%
Hired on or after April 18, 2010 *	100% of first 5%
MERC Local 31:
Hired prior to March 22, 2011	100% of first 6%
Hired on or after March 22, 2011 *	100% of first 5%
MGU Local 417:
Hired prior to February 16, 2012	100% of first 6%
Hired on or after February 16, 2012 *	100% of first 5%

*	These represented employees are considered "New Program Participants."

The Company contributes to the Plan on behalf of eligible employees represented by Wisconsin Public Service Corporation ("WPSC") Local 420, 2% of a participant's gross pay. Also, an additional percentage of a participant's base pay is contributed to the Plan as described in the collective bargaining agreement based on the participant's date of hire.

Non-represented employees and represented New Program Participants receive an annual Company contribution to their 401(k) plan based on each employee's age and/or service points ("Age & Service Point Contribution") instead of being enrolled in the Company's defined benefit plans. The Age & Service Point Contribution is made annually, in the first quarter following the year for which the contribution is made.

Company contributions are invested in the same manner as the investment elections set by the participant for his or her pre-tax contributions. However, participants may designate a different investment election for Company contributions than those designated for the participant's contributions. If investment elections have not been set by the participant for his or her pre-tax contributions, the Company match will be invested in the same target retirement date-based Fidelity Freedom Fund as the participant's pre-tax contributions.

Participant Accounts–Individual accounts are maintained for each of the Plan's participants to reflect the participant's contributions and withdrawals, Company contributions, as applicable, and the allocated share of the investment activities for each investment option in which he or she participates. Allocations of investment income and administrative expenses are based on participant earnings or account balances, or participant transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided by the participant's vested account.

Vesting–Participants are immediately vested in all contributions under the Plan, plus actual earnings thereon, except for the Age & Service Point Contribution. Participants vest in the Age & Service Point Contribution upon completion of three years of vesting service. Forfeited balances of terminated participants' non-vested accounts are used to reduce future Company contributions or to pay Plan expenses. At December 31, 2019 and 2018, forfeited non-vested accounts totaled $388,721 and $318,177, respectively. Total forfeitures used to reduce Company contributions were $118,591 in 2019. No forfeitures were used to pay Plan expenses in 2019.

Investment Options–The participants' deposits and the Company's contributions are paid to the Trustee who invests the deposits, as directed (in whole percentages) by the participant, within prescribed limitations, into various investment funds offered by the Plan, including the WEC Common Stock Fund, which invests in Company common stock.

Employee Stock Ownership Plan–The employee stock ownership plan portion of the Plan permits participants invested in the WEC Common Stock Fund to elect to have dividends reinvested in additional units of the WEC Common Stock Fund or to be paid in cash as a taxable distribution.

Voting Rights–Each participant is entitled to exercise voting rights attributable to the shares of Company common stock allocated to the participant's account. Each participant is notified prior to the time such voting rights are to be exercised. The Trustee will vote any allocated shares for which instructions have not been given by participants in the same proportion as directed by participants who gave voting instructions.

Benefit Payments–A participant may take a distribution due under the Plan as a single lump-sum cash payment; installment payments over a period not extending beyond the life expectancy of the participant; or up to four partial withdrawals per Plan year. The full value of a participant's account is automatically distributed through a lump-sum cash payment to the employee or designated beneficiary upon retirement, termination of employment or death, for account balances less than $1,000. As the Plan is primarily designed to meet long-term financial needs, employees may permanently withdraw amounts from their accounts under the terms of the Plan's financial hardship withdrawal guidelines. Additionally, participants may withdraw all or a portion of the value of their after-tax contributions; however, these withdrawals are limited to once per Plan year per participant.

Employee Transfers–In the event that an employee has a change in status and is no longer eligible for this Plan, participation in the Plan shall be suspended. Employees transferred to ineligible positions may be eligible for an elective transfer to another defined contribution plan maintained by the Company. The net transfer of accounts between plans is presented in the statement of changes in net assets available for benefits.

Notes Receivable from Participants–Participants may borrow from their fund accounts a minimum of $1,000 up to the lesser of 50% of their account balance or $50,000, minus any outstanding loan balances over the past 12 months. Participants are limited to two outstanding loans at any time. New loans are repayable monthly over periods not to exceed five years. The interest rate charged on participant loans is fixed at the beginning of each loan at the then current prime rate plus 1%. The interest paid by a participant on their loan balance is credited directly to their individual account.

2.    ACCOUNTING POLICIES

Basis of Accounting and Use of Estimates–The financial statements of the Plan are prepared on the accrual basis of accounting.

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. This requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Valuation of Investments in Master Trust–Investments of the Master Trust and the Plan's interest in the Master Trust are reported at fair value, with the exception of fully benefit-responsive investment contracts, which are presented at contract value. Contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan and, thus, is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts.

Fair Value Measurements–The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy are described as follows:

•
Level 1–Pricing inputs are unadjusted quoted prices available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

•
Level 2–Pricing inputs are quoted prices for similar or identical assets or liabilities in active or inactive markets, either directly or indirectly observable, that reflect assumptions market participants would use to price the asset based on market data obtained from sources independent of the Plan. This may include matrix pricing, yield curves and indices. Other inputs are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (i.e., contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

•
Level 3–Pricing inputs include significant inputs that are generally less observable from objective sources. The inputs in the determination of fair value require significant Plan judgment or estimation.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for investments of the Master Trust measured at fair value. There have been no changes in the methodologies used at December 31, 2019 and 2018.

•
Mutual Funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value ("NAV") and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

•
WEC Common Stock Fund: Valued at the daily NAV of the underlying investment as calculated by the Trustee. The NAV is used as a practical expedient to estimate fair value. The NAV reflects the combined fair value of the underlying stock and fair value of the short-term cash position. The fair value of the common stock portion of the fund is based on the closing price as of the last day of the year of the stock on its primary exchange times the number of shares held in the fund. After determining the fair value of the stock portion of the fund, the fair value of the cash position, accrued dividends, expenses and/or other liabilities are calculated and the total (i.e., shareholder equity) is divided by the number of outstanding units.

•
Common Collective Trust Funds: Valued at the NAV of units of bank collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV.

Allocation of Master Trust–Net assets and investment income of the Master Trust are allocated to the participating plans based on their interest in each of the underlying participant-directed investments.

Investment Transactions and Investment Income–Investment transactions of the Plan and the Master Trust are recorded on the trade date. Interest is recorded as earned on an accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes gains and losses on investments bought and sold as well as held during the year.

Risks and Uncertainties–The Plan and the Master Trust provide for various investment options. Investments, in general, are exposed to various risks including, but not limited to, interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the financial statements.

Administrative Expenses–Beginning January 1, 2019, a flat amount is deducted quarterly from each participant's account to pay for the Plan's administrative expenses such as recordkeeping, communications, investment advisory, audit, reporting, and compliance costs. The Company pays the annual administrative expenses for which participant deductions were not sufficient; conversely, fees collected from participants in excess of the annual administrative costs are allocated back to participant accounts. Loan origination fees are paid by the borrowing participant and charged against the fund from which the borrowings are made. Investment-related expenses are included in the Plan interest in Master Trust net investment income.

Contributions–Participant contributions become payable to the Plan on the pay date on which the contribution was deducted from the employee's pay. The Plan records contributions receivable when earned by the participants.

Payment of Benefits–Benefit payments to participants are recorded upon distribution.

Notes Receivable from Participants–Notes receivable from participants are measured at their unpaid principal balance plus accrued interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

New Accounting Pronouncements–During 2019, the Plan adopted Accounting Standards Update ("ASU") 2017-06, Employee Benefit Plan Master Trust Reporting. As a result of the adoption of ASU 2017-06, additional disclosures related to the Plan's interest in the underlying investments of the Master Trust have been made. This standard was applied retrospectively and had no impact on the Plan's net assets or changes in net assets available for benefits.

3.    INVESTMENT IN MASTER TRUST

The net assets of the Master Trust and the Plan's interest in the Master Trust balances as of December 31 were as follows:

	2019		2018
(in thousands)	Master Trust Balances	Plan Interest in Master Trust Balances	Master Trust Balances	Plan Interest in Master Trust Balances
Investments at fair value:
WEC common stock fund	$830,889	$355,730	$685,132	$292,455
Mutual funds	1,665,311	847,624	1,374,090	690,930
Common collective trust funds	596,496	185,869	488,618	144,871
Total investments at fair value	3,092,696	1,389,223	2,547,840	1,128,256
Blended Rate Income Fund, at contract value	192,134	60,586	190,877	55,996
Total investments	$3,284,830	$1,449,809	$2,738,717	$1,184,252

The Master Trust's net investment income for the year ended December 31, 2019 was as follows:

(in thousands)	2019
Interest and dividend income	$86,779
Net appreciation in the fair value of investments	634,605
Net investment income	$721,384
Plan interest in Master Trust net investment income	$312,284

The following tables set forth by level, within the fair value hierarchy, the Master Trust's assets measured at fair value on a recurring basis as of December 31:

	December 31, 2019
(in thousands)	Level 1	Level 2	Level 3	Total
Mutual funds	$1,665,311	$—	$—	$1,665,311
Total assets in the fair value hierarchy	$1,665,311	$—	$—	1,665,311
Investments measured at net asset value *				1,427,385
Total investments at fair value				$3,092,696

	December 31, 2018
(in thousands)	Level 1	Level 2	Level 3	Total
Mutual funds	$1,374,090	$—	$—	$1,374,090
Total assets in the fair value hierarchy	$1,374,090	$—	$—	1,374,090
Investments measured at net asset value *				1,173,750
Total investments at fair value				$2,547,840

*
In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to investments at fair value noted in the table in Note 3.

The following tables summarize the investments measured using the net asset value per share practical expedient as of December 31, 2019 and 2018, respectively. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.

	Fair Value Estimated Using Net Asset Value per Share
(in thousands)	December 31, 2019
Investment	Fair Value	Unfunded Commitment	Redemption Frequency	Redemption Notice Period
WEC common stock fund	$830,889	—	Daily	None
Common collective trust funds	$596,496	—	Daily	None

	Fair Value Estimated Using Net Asset Value per Share
(in thousands)	December 31, 2018
Investment	Fair Value	Unfunded Commitment	Redemption Frequency	Redemption Notice Period
WEC common stock fund	$685,132	—	Daily	None
Common collective trust funds	$488,618	—	Daily	None

4.    GUARANTEED INVESTMENT CONTRACTS HELD BY MASTER TRUST

The Master Trust holds investments in synthetic guaranteed investment contracts as part of the Blended Rate Income Fund ("BRIF") investment option. The synthetic contracts, as valued by the Trustee, and corresponding credit ratings, as of December 31, were as follows (in thousands):

(in thousands)	S&P Credit Rating 2019	2019	S&P Credit Rating 2018	2018
JP Morgan Chase & Co.	A+	$40,313	A+	$42,030
State Street Bank & Trust Co. - Boston	AA-	20,955	AA-	21,847
American General Life Ins. Co.	A+	22,007	A+	23,359
Transamerica Premier Life	AA-	26,099	AA-	30,196
Prudential Ins. Co of America	AA-	32,353	AA-	42,068
Nationwide Life Ins. Co.	A+	19,588	A+	20,422
Pacific Life Ins. Co.	AA-	14,125	—	—
Lincoln National Life Ins. Co.	AA-	7,276	AA-	7,586
Metropolitan Life Ins. Co.	AA-	6,105	—	—
Short-term investment fund		3,313		3,369
All contracts		$192,134		$190,877

The average yields earned by the guaranteed investment contracts were as follows:

	2019	2018
Based on actual earnings	2.60%	2.47%
Based on interest rate credited to participants	2.19%	2.13%

A wrap contract is an agreement by another party, such as a bank or insurer, to make payments to the fund in certain circumstances. Wrap contracts are designed to allow a stable value fund, such as the BRIF, to protect the fund in extreme circumstances. In a typical wrap contract, the wrap issuer agrees to pay the fund the difference between the contract value and the market value of the covered assets once the market value has been totally exhausted.

The Trustee generally purchases wrap contracts from issuers rated in the top three long-term categories (A- or the equivalent and above) by any one of the nationally recognized statistical rating organizations. The Trustee expects a substantial percentage (up to 99%) of the fund's assets to be covered by wrap contracts, although they may change this target from time-to-time. Assets not covered by wrap contracts will generally be invested in money market instruments and cash equivalents to provide necessary liquidity for participant withdrawals and exchanges.

Wrap contracts accrue interest using the crediting rate formula. This formula is used to convert market value changes in the covered assets into income distributions in order to minimize the difference between the market and contract value of the covered assets over time. Using the crediting rate formula, an estimated future market value is calculated by compounding the fund's current market value at the fund's current yield to maturity for a period equal to the fund's duration. The crediting rate is the discount rate that equates that estimated future market value with the fund's current contract value. Crediting rates are reset quarterly. The wrap contracts provide a guarantee that the crediting rate will not fall below 0%.

The crediting rate, and hence the fund's return, may be affected by many factors, including purchases and redemptions by shareholders. The precise impact on the fund depends on whether the market value of the covered assets is higher or lower than the contract value of those assets. If the market value of the covered assets is higher than their contract value, the crediting rate will ordinarily be higher than the yield of the covered assets. Under these circumstances, cash from new investors will tend to lower the crediting rate and the fund's return, and redemptions by existing shareholders will tend to increase the crediting rate and the fund's return.

If the market value of the covered assets is lower than their contract value, the crediting rate will ordinarily be lower than the yield of the covered assets. When market value is lower than contract value, the fund will have, for example, less than $10.00 in cash and bonds for every $10.00 in net asset value. Under these circumstances, cash from new investors will tend to increase the market value attributed to the covered assets and to increase the crediting rate and the fund's return. Redemptions by existing shareholders will have the opposite effect, and will tend to reduce the market value attributed to remaining covered assets and to reduce the crediting rate and the fund's return. Generally, the market value of covered assets will tend to be higher than contract value after interest rates have fallen due to higher bond prices. Conversely, the market value of covered assets will tend to be lower than their contract value after interest rates have risen due to lower bond prices.

If the fund experiences significant redemptions when the market value is below the contract value, the fund's yield may be reduced significantly, to a level that is not competitive with other investment options. This may result in additional redemptions, which would tend to lower the crediting rate further. If redemptions continued, the fund's yield could be reduced to zero. If redemptions continued thereafter, the fund might have insufficient assets to meet redemption requests, at which point the fund would require payments from the wrap issuer to pay further shareholder redemptions.

The fund and the wrap contracts purchased by the fund are designed to pay all participant-initiated transactions at contract value. Participant-initiated transactions are those transactions allowed by the underlying defined contribution plan (typically this would include withdrawals for benefits, loans, or transfers to non-competing funds within the plan). However, the wrap contracts limit the ability of the fund to transact at contract value upon the occurrence of certain events. These events include:

•	The Plan's failure to qualify under Section 401(a) or Section 401(k) of the IRC.

•	The establishment of a defined contribution plan that competes with the Plan for employee contributions.

•	Any substantive modification of the Plan or the administration of the Plan that is not consented to by the wrap issuer.

•	Complete or partial termination of the Plan.

•	Any change in law, regulation or administrative ruling applicable to the Plan that could have a material adverse effect on the fund's cash flow.

•	Merger or consolidation of the Plan with another plan, the transfer of Plan assets to another plan, or the sale, spin-off or merger of a subsidiary or division of the Plan sponsor.

•
Any communication given to participants by the Plan sponsor or any other Plan fiduciary that is designed to induce or influence participants not to invest in the fund or to transfer assets out of the fund.

•	Exclusion of a group of previously eligible employees from eligibility in the Plan.

•	Any early retirement program, group termination, group layoff, facility closing, or similar program.

•	Any transfer of assets from the fund directly to a competing option.

At this time, management believes the occurrence of any of these events is not probable.

5.    PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and of the Company's labor agreements. In the event of Plan termination, participants will become 100% vested in their accounts.

6.    FEDERAL TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated June 11, 2018 that the Plan was designed in accordance with the applicable regulations of the IRC. The Plan has been amended since filing for the determination letter; however, the Company and the Plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan continues to be tax-exempt.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

7.    RELATED PARTY TRANSACTIONS

The Master Trust invests in Company common stock. In addition, certain Master Trust investments represent shares of mutual funds and a collective trust fund managed by the Trustee. These transactions and the notes receivable from participants are exempt party-in-interest transactions under ERISA regulations.

As of December 31, 2019 and 2018, the Master Trust held 8,934,868 and 9,797,159 shares, respectively, in the WEC Common Stock Fund. The WEC Common Stock Fund is unitized and in total held 8,771,001 and 9,607,933 units as of December 31, 2019 and 2018, respectively.

Fees paid by the Master Trust for investment management services were included as a reduction of the return earned on each fund. The Company provides certain administrative and accounting services to the Plan at no cost.

8.    RECONCILATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2019 and 2018 to Form 5500:

(in thousands)	2019	2018
Net assets available for benefits per the financial statements	$1,479,752	$1,213,234
Adjustment from contract value to fair value	667	(698)
Net assets available for benefits per the Form 5500	$1,480,419	$1,212,536

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements for the year ended December 31 to the Form 5500:

(in thousands)	2019
Net increase in net assets available for benefits before net transfers per the financial statements	$265,771
Less: Adjustment from contract value to fair value, beginning of period	(698)
Add: Adjustment from contract value to fair value, end of period	667
Net increase in net assets available for benefits per the Form 5500	$267,136

9.    SUBSEQUENT EVENTS

Subsequent to December 31, 2019, the Coronavirus Disease-2019 ("COVID-19") outbreak was declared a pandemic by the World Health Organization. The COVID-19 pandemic has led to significant volatility in financial markets and has affected, and may continue to affect, the market value of Plan assets, including WEC common stock. This volatility is not reflected in the financial statements as of and for the year ended December 31, 2019.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act") was signed into law. The CARES Act allows Plan participants to take a COVID-19 related in-service distribution up to $100,000 from the Plan through the end of 2020, as well as a loan payment suspension. The Company has incorporated these provisions into the Plan.

Plan management has evaluated subsequent events and transactions for potential recognition or disclosure in the financial statements through June 12, 2020, the date on which the financial statements were issued, and is not aware of any other subsequent events that would require recognition or disclosure.

* * * * * *
This information is an integral part of the accompanying financial statements.

SUPPLEMENTAL SCHEDULE

WEC ENERGY GROUP	Plan: 049
RETIREMENT SAVINGS PLAN	EIN: 39-1391525

FORM 5500, SCHEDULE H, PART IV, LINE 4i-SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2019

(a), (b), (c)	(d)	(e)

Identity of Issue and Description of Investment	Cost	Current Value
Other
Participant loans, interest rates ranging from 4.25% - 10.25%, with various maturities *	$—	$16,032,000
Total	$—	$16,032,000

*    Represents a party-in-interest.